ISSUER FREE WRITING PROSPECTUS FILED Pursuant to Rule 433 Registration Statement No. 333-263376 Dated October 31, 2022

ETRACS CMCI Total Return ETN Series B

This document provides a summary of the terms of the UBS AG ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038 (the “securities” or the “ETNs”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

Issuer	UBS AG (London Branch)
Series	Medium-Term Notes, Series B
CUSIP	90274D390
Primary Exchange	NYSE Arca
Initial Trade Date	October 8, 2015
Maturity Date	April 5, 2038
Stated Principal Amount	$25.00 per Security
Annual Tracking Fee Rate	0.55%, accrued on a daily basis
Underlying Index	UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Total Return
UCIB Prospectus Supplement	https://www.sec.gov/Archives/edgar/data/1114446/000119312515340357/d40139d424b2.htm

UBS AG has filed a registration statement (including a prospectus, as supplemented by the prospectus supplements and prospectus addenda listed below) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling 1-877-387-2275.

The notes are part of the Medium-Term Notes, Series B, program of UBS AG. The documents should be read in conjunction with the following:

Prospectus addendum dated June 3, 2022

Prospectus supplement dated October 8, 2015

Prospectus dated May 27, 2022

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Key Considerations

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the "Risk Factors" section of the prospectus supplement for the ETNs (the "UCIB Prospectus"). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the UCIB Prospectus.

You may lose some or all of your investment - The ETNs do not guarantee any return on your initial investment and are fully exposed to any decline in the level of the Index. You will lose some or all of your investment if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the negative effect of the Fee Amount applicable to your ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the commodities underlying the exchange-traded futures contracts comprising the Index and, consequently, the value of the ETNs.

UBS Switzerland AG is not a co-obligor of the ETNs. - The ETNs are part of a series of debt securities entitled “Medium-Term Notes, Series B” and unlike UBS AG Exchange Traded Access Securities (E-TRACS) issued prior to the Asset Transfer Date, which are part of a series of debt securities entitled “Medium-Term Notes, Series A,” the ETNs do not benefit from the co-obligation of UBS Switzerland AG. As a result, UBS Switzerland AG is not a co-obligor of the ETNs and has no liability with respect to the ETNs. If UBS AG fails to perform and observe every covenant of the indenture to be performed or observed by UBS AG with respect to the ETNs, holders of the ETNs will have recourse only against UBS AG, and not against UBS Switzerland AG.

Market risk - The return on the ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

Potential over-concentration in particular commodity sectors - The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the ETNs will increase your portfolio’s exposure to fluctuations in the commodity sectors underlying the Index.

A trading market for the ETNs may not develop and/or be sustained - Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and/or be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.

Limited performance history - The Redemption Amount is linked to the performance of the Index, which was introduced in January 2007. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. In addition, while the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market.

No interest payments from the ETNs - You will not receive any interest payments on the ETNs.

No direct exposure to fluctuations in foreign exchange rates - The value of your ETNs will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and each of the other currencies in which the futures contracts composing the Index are quoted. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the ETNs, you will not receive any additional payment or incur any reduction in the Redemption Amount.

Requirements upon early redemption - You must satisfy the requirements described herein for your redemption request to be considered, including the minimum redemption amount of at least 50,000 ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement. In addition, the payment you receive upon early redemption will be reduced by the Fee Amount.

Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the applicable Valuation Date.

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

UBS’s Call Right - UBS may elect to redeem all outstanding ETRACS ETNs on or after October 17, 2016 as described under ‘‘Specific Terms of the Securities - UBS's Call Right’’ in the UCIB Prospectus.

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.